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Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
July 27, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549
Re: TNP Strategic Retail Trust, Inc. Amendment No. 6 to Registration Statement on Form S-11 File No. 333-154975 — Filed July 27, 2009
Dear Mr. Kluck:
     This letter sets forth the responses of our client, TNP Strategic Retail Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated July 21, 2009, regarding Amendment No. 5 to the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has filed today Pre-Effective Amendment No. 6 to the Registration Statement (“Amendment No. 6”) via EDGAR, which reflects the responses below. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 6.
Risks Related to Investments in Real Estate Generally, page 21
1.	Comment: Please revise to discuss the particular risks currently associated with rising vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate as well as the risks of higher vacancy rates, such as lower revenues, reduced rental rates, and increased tenant improvements or concessions. Also revise accordingly the “Investment Objectives, Strategy and Criteria” section. In the alternative, please discuss in the

Mr. Tom Kluck
July 27, 2009

“Investment Objectives, Strategy and Criteria” section why such risks are not applicable to your business.
Response: The Issuer has added a risk factor to page 24 discussing the risks currently associated with rising vacancy rates for commercial property, particularly in large metropolitan areas. The Issuer has revised the disclosure on page 43 to include similar disclosure as well as a cross reference to the risk factor on page 24.
Estimated Use of Proceeds, page 36
2.	Comment: Please describe in more detail the use of proceeds for the amount available for investment. For example, please disclose your anticipated holdings in commercial real properties and other real estate related assets.
Response: The Issuer has added an additional footnote to the Use of Proceeds table at page 40 to include additional disclosure regarding the Issuer’s anticipated holdings of commercial real properties and other real estate-related assets at the completion of the Issuer’s offering.

Mr. Tom Kluck
July 27, 2009

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely, /s/ Rosemarie A. Thurston Rosemarie A. Thurston

Enclosures
cc:	Ms. Angela McHale, Division of Corporation Finance
Mr. Anthony W. Thompson